Consent of Independent Certified Public Accountants


The Board of Directors
Technitrol, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Technitrol, Inc. of our report dated February 27, 1998, relating to the consolidated balance sheets of Technitrol, Inc. and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of earnings, cash flows, changes in shareholders' equity and the financial statement schedule for each of the years in the three-year period ended December 31, 1997, which report appears in the December 31, 1997 annual report on Form 10-K of Technitrol, Inc.


                                        KPMG Peat Marwick LLP

Philadelphia, Pennsylvania
March 19, 1998



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